China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building

19 Chaoyang Park Road, Chaoyang District,

Beijing, P.R. China

May 16, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Biologic Products Holdings, Inc. Registration Statement on Form F-4 (File Number 333-217564) Request of Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, China Biologic Products Holdings, Inc. (the “Company”) hereby requests that the effective date of its Registration Statement on Form F-4 (File No. 333-217564) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on Thursday, May 18, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of the effectiveness of the Registration Statement by telephone call to Howard Zhang, of Davis Polk & Wardwell LLP, at +86-10-85675002.

If you have any questions regarding this request or the Registration Statement, please call our counsel Howard Zhang, of Davis Polk & Wardwell LLP, at +86-10-85675002.

Very truly yours,

China Biologic Products Holdings, Inc.

By:	/s/ David (Xiaoying) Gao
David (Xiaoying) Gao
Chief Executive Officer

2